

Mailstop 4720

November 12, 2015

Christopher T. Holmes
Chief Executive Officer
First South Bancorp, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201

> **Re:** **First South Bancorp, Inc.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted October 30, 2015**
> **CIK No. 0001649749**

Dear Mr. Holmes:

We have reviewed your amended draft registration statement and have the following comments.

Prospectus Summary, page 1

Overview, page 1

1. We note your response to comment 2. We believe that your prospectus summary should provide a brief description of your commercial lending and mortgage banking services and not solely focus on the markets where you provide these services. Please comply with our prior comment two in full.

Community Markets, page 5

Market characteristics and mix, page 5

2. We note your response to comment 3. Please tell us whether the information provided by SNL Financial was commissioned by you for use in the registration statement. In this regard, we refer you to the disclosure and consent requirements of Rule 436 under the Securities Act.

<u>Executive compensation, page 166</u>

<u>Deferred compensation, page 167</u>

3. We note your response to comment 7 stating that the deferred compensation agreement with the company's CEO "operates most similarly to a defined contribution plan" and that you have disclosed this compensation pursuant to Item 402(c)(2)(ix)(E) of Regulation S-K. As an emerging growth company, you appear to have complied with the reduced executive compensation disclosure requirements of a smaller reporting company. As such, we note that Instruction 2 to Item 402(n)(2)(ix) states, among other things, that benefits paid pursuant to defined benefit and actuarial plans are not reportable as All Other Compensation unless accelerated pursuant to a change in control. Moreover, we note that in Note 22 to your consolidated financial statements, the deferred compensation arrangement with the CEO is described as an unfunded obligation "to reward service prior to December 31, 2014 in a fixed amount payable in cash upon the earliest occurrence of the following: separation of service, change in control of the Company or December 31, 2019." Given the nature of this deferred compensation arrangement, its disclosure would appear to fall within the ambit of Item 402(q)(1) of Regulation S-K. Please advise or revise the summary compensation table accordingly.

You may contact H. Stephen Kim, Assistant Chief Accountant at (202) 551-3291 or Ben Phippen, Staff Accountant at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney at (202) 551-3427 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Kyle G. Healy, Esq.